Correspondence

David A. Rontal Attorney at Law 303.223.1175 tel 303.223.0975 fax drontal@bhfs.com

February 14, 2011

VIA EDGAR

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Verecloud, Inc. Form 10-K for Fiscal Year Ended June 30, 2010 Filed September 28, 2010 File No. 000-52882

Ladies and Gentlemen:

On behalf of our client, Verecloud, Inc. ("Verecloud" or the "Company"), we have set forth below our responses to the comments contained in your letter dated February 1, 2011 with respect to Verecloud's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "Commission") on September 28, 2010 for the fiscal year ended June 30, 2010.  In addition, we are filing concurrently herewith an amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2010.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities and Use of Proceeds, page 16

1.           We note your disclosure regarding certain sales of common stock to various consultants of the company in reliance on the exemption provided by Section 4(2) of the Securities Act. Please tell us whether such consultants were accredited and/or sophisticated investors and clarify your disclosure in future filings. See Item 701 of Regulation S-K.

The Company believes that such consultants are accredited and/or sophisticated investors.  Each consultant engaged by the Company operates in the public company investor relations and/or marketing industries and is believed to be familiar with working with public companies of similar size to, and stage of development of, the Company.  In connection with being retained by the Company to assist it with investor relations and marketing activities, the consultants met with the Company and had an opportunity to learn about its business, operations, customers, financial position, management and prospects, among other things.  These types of arrangements with investor relations and marketing consultants where they are paid for their services in whole or in part through the issuance of restricted stock are customary.  Because of their experience with similar companies and the customary nature of these arrangements, the Company believes that the consultants are experienced with analyzing the risks associated with acquiring the Company's common stock and that such acquisition could result in a loss of all or part of its value.  Furthermore, for these reasons, the Company also believes that the consultants understand the illiquid nature of the Company's common stock and anticipate that they may need to hold the securities indefinitely.  The Company did not receive written affirmative representations or warranties from the consultants regarding their status as accredited or sophisticated investors, however, on a going forward basis the Company has advised us that they will obtain such written affirmations when issuing restricted stock to consultants, in addition to ensuring that such consultants are experienced investors who are knowledgeable about the Company.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432 Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1100 tel 303.223.1111 fax

Barbara C. Jacbos
U.S. Securities and Exchange Commission
February 14, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

2.           Please revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for the next twelve months. Please see Section III.C of SEC Release No. 33-6835. To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources, and provide support for your belief that you will be able to meet your capital requirements for this amount of time.

The Company has updated this disclosure as requested.

Item 9A(T) Controls and Procedures, page 25

3.           You appear to be providing disclosure in reliance on Item 308T of Regulation S-K. However, please be advised that Item 308T was not available to the company in connection with this filing, as such section was only a special temporary section that applied to certain registrants whose fiscal year ended prior to June 15, 2010. We note that the company’s filing relates to the fiscal year ended June 30, 2010. Accordingly, please confirm that in future filings you will refer to Item 9A of Form 10-K, rather than Item 9A(T). Refer to SEC Release No. 33-9142. Further, please be advised that Item 308(c) of Regulation S-K requires disclosure of any changes in internal controls that occurred during the registrant’s fourth quarter, rather than the entire fiscal year. Please confirm that your disclosure in future filings will conform to this requirement.

The Company confirms that its future filings will refer to Item 9A of Form 10-K, rather than Item 9A(T).  In addition, the Company also confirms that future disclosures, under Item 9A to be included in the Company's Annual Report on Form 10-K, will only disclose those changes in internal controls for the fourth quarter, rather than the entire fiscal year, as provided in Item 308(c) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Our Directors and Executive Officers, page 26

4.           Please advise what consideration you gave to discussing each director’s specific skills or experience that led to the conclusion that such person should serve as a director given the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

The Company carefully evaluates the skills and experiences of each director prior to consideration and appointment.  Specifically, the Company evaluates each individual's experience both in their roles as management of the Company (where applicable) and their experience in the telecommunications industry with a focus on driving shareholder value through strategic relationships and product development.  The Company will ensure that its future filings contain the required information under Item 401(e)(1) of Regulation S-K.

Barbara C. Jacbos
U.S. Securities and Exchange Commission
February 14, 2011

Item 11. Executive Compensation

Summary Compensation Information, page 29

5.           We note that certain amounts reflected in your summary compensation table on page 29 do not correspond to the amounts set forth in the summary compensation table contained in your Definitive Schedule 14A filed on December 28, 2010. In particular, the amounts of several stock, bonus and option awards do not reconcile. Please advise.

We have updated this disclosure as requested.  Specifically, between the filing of the Annual Report on Form 10-K and the Schedule 14A filed on December 28, 2010, (i)  the Company determined that the $28,000 payable to James R. Buckley was not a "Bonus," but rather a "Stock Award" since the $28,000 represents the value of common stock awarded to James R. Buckley in February 2010, (ii) the Company updated the amounts previously shown in the Stock Awards column to reflect the fully vested value of the Company’s stock options to the respective executives; at the time of the filing of the Annual Report on 10-K, the Company had not included the fully vested value of the June 30, 2010 stock options issuance, and (iii) the amounts for James R. Buckley previously shown in the “Change in Pension Value” and “Nonqualified Deferred Compensation Column” were moved to the “All Other Compensation” column.

6.           In connection with the retention bonus agreements, we note that due to the satisfaction of one of the triggering events, the company accrued $107,042 in amounts owed to certain of your named executive officers, $40,000 of which was paid in June 2010 and the remainder of which will be paid in cash or stock prior to March 2011. However, such amounts do not appear to be reflected in the summary compensation table on page 29.  Please advise. We note that if the relevant performance measure is satisfied during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction 1 of Item 402(c)(2)(vii) of Regulation S-K.

      The $107,042 owed to certain executives is reflected in the 2010 salary totals of each applicable executive (Michael P. Cookson, William Perkins and Mark Faris) in the Summary Compensation Table.

Signatures

7.           General Instruction D(2)(a) to Form 10-K requires that the report must be signed by the registrant’s principal executive officer, principal financial officer, and its controller or principal accounting officer. Your signature page does not indicate who is signing in the capacity of your controller or principal accounting officer. Please advise. Please ensure that future filings specify the persons who occupy each position required by the form.

James R. Buckley, the Company's Chief Financial Officer is the Company's Principal Accounting Officer.  The Company has updated Mr. Buckley's signature block accordingly.

Barbara C. Jacbos
U.S. Securities and Exchange Commission
February 14, 2011

Exhibits

8.           You state that you derive a substantial portion of your revenues from your relationship with LightSquared, which arrangement was renegotiated in May 2010. Given that a modification or termination of this agreement may have a material adverse effect on your results of operations, it appears that you may be substantially dependent upon this agreement. Please tell us what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company currently does not operate pursuant to a written contract with LightSquared.  As the Company has previously disclosed, LightSquared terminated its prior written agreement with the Company on November 2, 2009.  LightSquared re-engaged with the Company in May 2010 to provide professional services and the engagement has been on an informal, month-to-month basis without a written contract.  The Company has been invoicing LightSquared monthly for the work completed.  At such time that a written Master Services Agreement is executed between LightSquared and the Company, the Company anticipates publicly filing the written agreement.  Until such time that the Company enters into a written agreement with LightSquared, its future filings will clarify the informal and month-to-month nature of the arrangement.

Finally, the Company understands its obligations under the Securities Exchange Act of 1934 and all applicable Exchange Act Rules and is responsible for the adequacy and accuracy of the disclosure in any of its filings.  Furthermore, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company acknowledges and agrees that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 303.223.1175 with any questions you may have.

Very truly yours,

/s/ David A. Rontal
David A. Rontal

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